This  resolution  became  legally  effective                     F  25787/98
on  December  9, 1999                                            --------- /633
Regional Court in Usti nad                                       LabemB 239/17
December 9, 1999

Regional Court in Usti nad Labem decided in the legal matter of the proposal for recording the changes in the stock corporation of Severoceske teplarny, a.s. with the registered office in Most, Seifertova 2179, zip code 434 01, identification number 46 70 80 65 into the Commercial register as follows:

In the Commercial Register kept with the Regional Court in Usti nad Labem in Section B, Insert number 239 is being recorded

The stock corporation Severoceske teplarny, a.s. which was merged with the stock corporation Prvni severozapadni teplarenska a.s. with the registered office in Komorany u Mostu, identification number 46708197, on the basis of the decisions of Extraordinary General Meetings held on 09/28/1998, is deleted from the Commercial Register as of December 31, 1999.

Legal reason of the deletion: winding-up of the Company without liquidation with the legal successor

Date of recording the changes: December 31, 1999


Advice: An appeal against this resolution may be lodged at the High Court in Prague, through this Court, within the period of 15 days from the delivery hereof.

Usti nad Labem, December 3, 1999
                                                      JUDr. Jana Souckova, s.s.
Witness: Vera Horakova
                   Round Seal: Regional Court, Usti nad Labem